SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 Schedule 14D-9
                                 (Rule 14d-101)
                      Solicitation/Recommendation Statement
                          Under Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 3)



                           Engineering Animation, Inc.
                            (Name of Subject Company)

                           Engineering Animation, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    292872108
                      (CUSIP Number of Class of Securities)

                                Matthew M. Rizai
                             Chief Executive Officer
                              2321 North Loop Drive
                                Ames, Iowa 50010
                            Telephone: (515) 296-9908
               (Name,  address and telephone number of person
               authorized     to    receive     notice    and
               communications on behalf of the person filing statement)

                            With copies to:

   Jamie A. Wade, Esq.                      George C. McKann, Esq.
   Engineering Animation, Inc.              Gardner, Carton & Douglas
   2321 North Loop Drive                    321 North Clark Street, Suite 2900
   Ames, Iowa 50010                         Chicago, Illinois 60610
   Telephone: (515) 296-6942                Telephone: (312) 245-8417

                 / /  Check  the  box  if  the   filing
                      relates    solely   to   preliminary
                      communications   made   before   the
                      commencement of a tender offer.

Amendment No. 3 to Schedule 14D-9

         This Amendment No. 3 ("Amendment No. 3") to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on September 13, 2000 and amended on September 14 and September 28, 2000 (as amended and supplemented, the "Schedule14D-9") by Engineering Animation, Inc. (the "Company"), relating to a cash tender offer (the "Offer") commenced on September 13, 2000 by Unigraphics Solutions Inc. ("Parent"), a Delaware corporation, and UGS Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent, to purchase all of the issued and outstanding shares of common stock , $0.01 par value per share, of the Company (the "Common Stock") not already owned by Parent and Purchaser (the "Shares") at $13.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated September 13, 2000 (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

Item 8 is hereby amended to add the following paragraph at the end of the Item:

         The Company and the Rights Agent further amended the Rights Agreement as of October 5, 2000 to avoid any doubt or ambiguity that none of Parent, Purchaser or EDS, or any of their subsidiaries, affiliates or associates will be an Acquiring Person by virtue of the approval, execution or delivery of the Merger Agreement, the Stock Option Agreement or the Stockholders Agreement, or the consummation of the transactions contemplated thereby, including, without limitation, the exercise of the stock option.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following exhibit:

  Exhibit Number
                                       Description

     (e)(21) Second Amendment, effective as of October 5, 2000, to Rights Agreement, dated as of January 1, 1996 (as amended by the First Amendment, effective as of September 5, 2000) between the Company and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference from Exhibit 4.3 to the Form 8A/A filed by the Company on October 10, 2000).

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2000                ENGINEERING ANIMATION, INC.

                                        By: /s/  Jamie A. Wade
                                        -------------------------------
                                        Name:  Jamie A. Wade
                                        Title: Vice President of
                                               Administration and Secretary

                                  EXHIBIT INDEX

  Exhibit Number
                                      Description

     (e)(21) Second Amendment, effective as of October 5, 2000, to Rights Agreement, dated as of January 1, 1996 (as amended by the First Amendment, effective as of September 5, 2000) between the Company and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference from Exhibit 4.3 to the Form 8A/A filed by the Company on October 10, 2000).